October 31, 2008
Mr. Michael Clampitt
Senior Attorney
U.S Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Santander BanCorp (“the Corporation”) Form 10-K for the fiscal year ended December 1, 2007 File No. 001-15849
Dear Mr. Clampitt,
On behalf of the Corporation, this is the response to your Comment Letter dated September 26, 2008. We welcome the opportunity to fully cooperate with the staff of the Securities and Exchange Commission (“SEC” or the “Commission”) to address your comments for the purpose of enhancing the overall disclosures of the above referenced filing. For ease of reference, your requests have been included, followed by the Corporation’s responses.
General
1.	Please amend your Form 10K to correct each of the related certifications pursuant to Section 02 of the Sarbanes Oxley Act as follows:
•	revise the first line which states that each certification is an a “Quarterly Certification” to state that it is either an “Annual Certification” or a “Certification”; and

•	revise your statement in paragraph 1 that “I have reviewed this quarterly report” to state that “I have reviewed this annual report”.
We note that we issued a similar comment to you in connection with our review of your 2005 Annual report on Form 10-K; in response in 2006 you undertook to correct these errors
Response
We will amend the Corporation’s Form 10-K for the year ended December 31, 2007 to correct each of the related certifications pursuant to Section 302 of the Sarbanes Oxley Act. Such amendments will include a:
•	revision to the first line which previously stated that each certification was a “Quarterly Certification” to state that each certification is a “Certification” and a

•	revision to our statement in paragraph 1 that previously stated that “I have reviewed this Quarterly report” to state that “I have reviewed this annual report”.
We plan to submit the amendments described above to the December 31, 2007 Form 10-K, 10 days after the Commission accepts the responses described herein. A corrected version of the certifications to Section 302 of the Sarbanes Oxley Act is included as Exhibit 1 to this letter. We want to comment to the SEC staff that the President and CEO that originally signed one of the 302 Certification no longer serves in that role as disclosed on our Form 8-K filed on August 29, 2008.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Credit Risk Management and Loan Quality, page 62
2.	You disclose on page 62 that you make a “substantial number’ of loans to sub-prime borrowers through your subsidiary Island Finance. In order to promote increased transparency to your overall portfolio and in particular to your riskier and nonprime loans, please revise to address the following regarding your loan portfolio:
Response
We acknowledge our disclosure on page 62 that the Corporation makes a “substantial number” of loans to sub-prime borrowers. Management has carefully reviewed your comments aimed at promoting increased transparency to the Corporation’s overall portfolio and in particular our riskier and near prime or “Band C” borrowers (customers with Fair Isaac Corporation (“FICO”) scores of 620 or less, among other factors, including source of income, guarantees, loan-to-values, location and nature of the residential property, etc.) and respectfully request the SEC Staff permission to incorporate such enhanced disclosures prospectively, beginning with the Corporation’s Form 10-Q for the quarter ended September 30, 2008. During 2008, the Corporation, through its banking subsidiary, made the determination not to pursue the underwriting and origination of near prime or “Band C” mortgage loans. Only loans to borrowers that are near prime or “Band C” and which have terms and conditions that make them eligible for sale and/or securitizations will be considered for origination. At September 30, 2008 and December 31, 2007 the Corporation’s investment in near prime or “Band C” residential mortgage loans in its banking subsidiary amounted to $268.9 million and $328.2 million, respectively. At its consumer finance operations residential mortgage loans amounted to $61.9 million and $64.3 million at September 30, 2008 and December 31, 2007, respectively. The proposed changes to the Credit Risk Management and Loan Quality section of the Management Discussion and Analysis (“MD&A”) are included in Exhibit 2 to this letter. We list below your comments to acknowledge their receipt and to confirm that these have been reviewed and considered by management.
•	Tell us whether you originated loans similar to payment option loans or loans that allow for negative amortization. If so, please revise to describe in detail this sector of the portfolio.
Response
Management informs the SEC Staff that the Corporation has not originated loans similar to payment option loans or loans that allow for negative interest amortization. Disclosure about this matter has been included in Exhibit 2, paragraph 2 of page 4.

•	More clearly describe the significant terms of each type of residential mortgage loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how management monitors and analyzes key features, such as loan-to-value ratios and negative amortization, changes from period to period.
Response
Management has included a more clear description of the significant terms of each type of residential loan product offered to all borrowers, including those classified near prime or “Band C” borrowers, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and changes from period to period. As described above, the Corporation does not originate negative amortization loans. Please refer to Exhibit 2 page 4 for additional disclosures required by this comment.
•	Disclose the approximate amount (or percentage) of loans originated during the period and loans as of the end of the reporting period that relate to each type of residential mortgage loan product. Within that breakdown, please separately identify any “Alt A” loans, reduced documentation loans, or other categories that might be considered “nonprime”.
Response
Management has carefully considered this comment and has made a significant effort to include disclosure of the approximate amount or percentage of loans originated during the period and loans as of the end of the reporting period that relate to each type of residential mortgage loan product. Within that breakdown, we have identified residential mortgages classified as near prime or “Band C” loans. The Corporation has not been engaged in the origination and does not have an investment in “Alt A” (“Alternative – Documentation Loans”) and reduced documentation loans. Please refer to pages 3 through 5 of Exhibit 2 for disclosure of such items.
•	As part of the above breakdown by category, consider providing disclosure that separately quantifies originations, sales, ending balances and non-performing loans by vintage of origination.
Response
As part of the above breakdown by category, management has made a significant effort to provide disclosure that separately quantifies originations, sales, ending balances and non-performing loans by vintage of origination. Please refer to pages 3 and 4 of Exhibit 2 for the enhanced disclosure.
•	Specifically for your sub-prime portfolio, please revise to disclose total amount of loans to sub-prime borrowers at the end of each reporting period.
Response
In relation to our near prime or “Band C” borrowers, we have made a significant effort to include disclosure of the total amount of loans to sub-prime borrowers outstanding at the end of each reporting period. Please refer to the table on pages 5 and 6 of Exhibit 2 for our enhanced disclosure.
•	Disclose your sub-prime lending policies and procedures, and how this may differ from your regular lending policies and procedures.

Response
Our mortgage and consumer lending policies and procedures are uniform and do not differ for near prime or “Bank C” borrowers. See paragraph 4 of page 3 of Exhibit II for this disclosure.
•	Please consider adding any additional disclosure information relating to sub-prime lending, and your related risk, that you believe would be beneficial to readers of your financial statements including data you use to monitor such loans.
Response
Management has added additional disclosure information related to our near prime or “Band C” borrowers and the related risk, which we believe will be beneficial to the readers of the Corporation’s financial statements. Please refer to Exhibit 2, pages 5 and 6 for the information provided
•	Disclose the approximate amount (or percentage) of off-balance sheet loans with retained credit risk which relate to each type of residential mortgage loan product.
Response
The Corporation does not have a material amount of off-balance sheet residential mortgage loan products loans with retained credit risk.
•	Please revise future filings, beginning with the Corporation’s Form 10-Q for the quarter ended September 30, 2008, to address the above as applicable. In your response letter, please provide us with your proposed revisions to your Form 10 – K, as well as your related proposed disclosures to be made in your next Form 10 – Q.
Response
As indicated above, management will revise future filings, beginning with the Corporation’s Form 10-Q for the quarter ended September 30, 2008, to address the above, as applicable. In this response letter, we are providing you our proposed revisions to our prospective Form 10-Q for the quarter ended September 30, 2008. These are included in Exhibit 2 to this letter. In addition, we plan to and respectfully request the SEC Staff permission to incorporate the proposed MD&A disclosure changes in response to your comments, as deemed applicable or appropriate, prospectively, to take effect with the Corporation’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, and the Form 10-K for the year ending December 31, 2008.
Financial Statements
Note 3. Investment Securities Available for Sale, page 93
3.	Please revise to include your unrealized losses on securities less that 12-months and greater that 12-months, as presented in the tabular disclosure in page 94, for each year for which a statement of financial position is presented, as required by paragraph 17.a of FSP FAS No. 115.
Response
Management will revise the footnote disclosures in our Form 10-Q for the quarter ended September 30, 2008 and future filings to include the Corporation’s unrealized losses on securities less that 12-months and greater that 12-months, as presented in the tabular disclosure in page 94, for each year for which a statement of financial position is presented, as required by paragraph 17.a of FSP FAS No. 115. In our Form 10-Q for the quarter ended September 30, 2008 we will include the above mentioned information as of September 30, 2008 and December 31, 2007. Please refer to Exhibit 3 for the proposed footnote disclosure to be included on Form 10-Q for the quarter ended September 30, 2008 and in all future filings.
Note 8. Goodwill and Other Intangible Assets, page 98
4.	Please revise to present the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization as required by paragraph 45.a (1) of SFAS 142.
Response
Management will include revisions to the Form 10-Q for the period ended September 30, 2008 and future filings to present the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization as required by paragraph 45.a.(1) of SFAS 142. In our Form 10-Q for the period ended September 30, 2008, we will include the above mentioned information as of September 30, 2008 and December 31, 2007. Please refer to Exhibit 4 for the proposed footnote disclosure to be included on Form 10-Q for the quarter ended September 30, 2008.
As you will note above, we are respectfully requesting to the SEC Staff to permit us to make the requested changes to the financial statements in future filings, commencing with the Corporation’s Form 10-Q for the period ended September 30, 2008. While management believes that the incorporation of the SEC Staff comments will enhance the quality of the disclosures to the Corporation’s future filings, such comments, while meritorious, are not sufficiently significant to warrants amendments to the previously filed 2007 Form 10-K. The Corporation believes that the filing of an amended 2007 Form 10-K to change the financial statements for the year ended December 31, 2007 and also to include enhanced disclosure to the MD&A would not have changed a decision from an Investor or other interested parties like regulators, rating agencies or creditors, among others,
In connection to our response to the comments from the SEC Staff, the Corporation, including each filing person acknowledges that:
•	The Corporation or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on these responses or need additional clarification please do not hesitate to contact me.
Sincerely,
Maria Calero

EVP & Chief Accounting Officer
Santander BanCorp

Cc:	Mr. Juan Moreno, Santander BanCorp Mr. Carlos M. Garcia, Santander BanCorp Ms. Brittany Ebbertt, Sec Staff Mr. Kevin W. Vaughn, Sec Staff Mr. Jonathan Gottlieb, Sec Staff

Exhibit 1 Page 1/3
CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Juan Moreno Blanco certify that:
1.	I have reviewed this annual report on Form 10-K of Santander Bancorp,

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November___, 2008	by: /s/ Juan Moreno Blanco President and Chief Executive Officer

Exhibit 1 Page 2/3
CERTIFICATION
Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
I, Carlos M. García, certify that:
1.	I have reviewed this annual report on Form 10-K of Santander Bancorp,

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November___, 2008	By: /s/ Carlos M. García Senior Executive Vice President and Chief Operating Officer

Exhibit 1 Page 3/3
CERTIFICATION
Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
I, María Calero, certify that:
1.	I have reviewed this annual report on Form 10-K of Santander Bancorp,

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November___, 2008	By: /s/ María Calero Executive Vice President and Chief Accounting Officer

Exhibit 2
Credit Risk Management and Loan Quality
The lending activity of the Corporation represents its core function, and as such, the quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the Corporation’s lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.
Critical risk management responsibilities include establishing sound lending standards, monitoring the quality of the loan portfolio, establishing loan rating systems, assessing reserves and loan concentrations, supervising document control and accounting, providing necessary training and resources to credit officers, implementing lending policies and loan documentation procedures, identifying problem loans as early as possible, and instituting procedures to ensure appropriate actions to comply with laws and regulations. Due to the challenging environment, the Corporation implemented during the second semester of 2006 more stringent underwriting and lending criteria.
Credit risk management for our portfolio begins with initial underwriting and continues throughout the borrower’s credit cycle. Experiential judgment in conjunction with statistical techniques are used in all aspects of portfolio management including underwriting, product pricing, risk appetite, setting credit limits, operating processes and metrics to quantify balance risks and returns. In addition to judgmental decisions, statistical models are used for credit decisions. Tolerance levels are set to decrease the percentage of approvals as the risk profile increases. Statistical models are based on detailed behavioral information from external sources such as credit bureaus and/or internal historical experience. These models are an integral part of our credit management process and are used in the assessment of both new and existing credit decisions, portfolio management, strategies including authorizations and line management, collection practices and strategies and determination of the allowance for credit losses.
The Corporation has also established an internal risk rating system and internal classifications which serve as timely identification of potential deterioration in loan quality attributes in the loan portfolio.
Credit extensions for commercial loans are approved by credit committees including the Small Loan Credit Committee, the Regional Credit Committee, the Credit Administration Committee, the Management Credit Committee, and the Board of Directors Credit Committee. A centralized department of the Consumer Lending Division approves all consumer loans.
The Corporation’s collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.
In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the Corporation’s lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.
The following table provides the composition of the Corporation’s loan portfolio as of September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007
	($ in thousands)
Commercial and industrial	$2,311,867	$2,562,101

Consumer — banking operations	594,526	641,593

Consumer Finance:
Consumer Installment Loans	690,474	667,327
Mortgage Loans	314,832	278,882

	1,005,306	946,209

Leasing	72,419	98,987

Construction	222,762	486,284

Mortgage Loans	2,556,952	2,539,811

Sub-total	6,763,832	7,274,985

Unearned income and deferred fees/cost:
Banking operations	(1,261)	(3,459)
Consumer finance	(413,871)	(335,096)

Allowance for loans losses:
Banking operations	(110,480)	(98,593)
Consumer finance	(69,610)	(68,359)

	$6,168,610	$6,769,478

The Corporation’s gross loan portfolio as of September 30, 2008 and December 31, 2007 amounted to $6.8 billion and $7.3 billion respectively, which represented 90.5% and 84.9%, respectively, of the Corporation’s total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of September 30, 2008 and December 31, 2007, there was no obligor group that represented more than 2.5% of the Corporation’s total loan portfolio. Obligors’ resident or having a principal place of business in Puerto Rico comprised approximately 99% of the Corporation’s loan portfolio.
As of September 30, 2008 and December 31, 2007, the Corporation had over 380,000 and 306,000 consumer loan customers each and over 9,000 and 8,000 commercial loan customers, respectively, As of such dates, the Corporation had 43 and 52 clients with commercial loans outstanding over $10.0 million, respectively. Although the Corporation has generally avoided cross-border loans, the Corporation had approximately $41.3 and $33.6 million in cross-border loans as of September 30, 2008 and December 31, 2007, respectively, which are collateralized with real estate in the United States of America, cash and marketable securities.
The Corporation uses an underwriting system for the origination of residential mortgage loans. These loans are fully underwritten by experienced underwriters. The methodology used in underwriting the extension of credit for each residential mortgage loan employs objective mathematical principles which relate the mortgagor’s income, assets, and liabilities to the proposed payment and such underwriting methodology confirmed that at the time of origination (application/approval) the borrower had a reasonable ability to make timely payments on the residential mortgage loan. Also the character of the borrower or willingness to pay is evaluated by analyzing the credit report. We apply the basic principles of the borrower’s willingness and ability to pay.
The risk involved with a loan decision is kept in perspective and must be considered in the analysis of a loan.   Certain characteristics of the transaction are indicators of risk such as occupancy, loan amount, purpose, product type, property type, loan amount size in relation to borrower’s previous credit depth and loan to value, cash out of the transaction, time of occupancy, etc.  Risk will be mitigated, in part, by requiring a higher equity, risk pricing, additional documentation and obtaining and documenting compensating factors.
The purpose of mortgage credit analysis is to determine the borrower’s ability and willingness to repay the mortgage debt, and thus, limit the probability of default or collection difficulties. There are four major elements which, typically, are evaluated in assessing a borrower’s ability and willingness to repay the mortgage debt and the property to determine it complies with the agency and investor‘s requirement, has marketability, and is a sound collateral for the loan. The elements above mentioned comprised (1) stability documentation, (2) continuity and adequacy of income, (3) credit and assets and (4) collateral.
The Corporation follows the credit and assets established guidelines and requirements for all government insured or guaranteed loans such as FHA, VA, RURAL, PR government products, as well as conforming loans sold to FHLMC and FNMA. In addition to conforming loans and government insured or guaranteed loans, we also provide loans designed to offer an alternative to individuals who do not qualify for an Agency conforming mortgage loan.  These non-conforming loans typically have: (1) LTV higher than 80% with mortgage insurance or additional collateral; (2) the mortgage amount may exceed the FNMA/FHLMC limits and (3) may have different documentation requirements.
Commencing in late 2006, the Corporation adjusted the underwriting policies to take into consideration the worsening macroeconomic conditions in PR. The implementation of more tight underwriting standards to reduce the exposure of risks, has contributed to a significant reduction of mortgage loans originations, and to improve the credit quality of our portfolio. These underwriting criteria reflect the Corporation’s effort to minimize the impact of the local recession on its overall loan portfolio, including its mortgage business and protect the value of its franchise from the higher risk levels caused by declining assets quality.
Residential real estate mortgages are one of the Corporation’s core products and pursuant to our credit management strategy the Corporation offers a broad range of alternatives of this product to borrowers that are considered mostly prime or near prime or “Band C” (borrowers with Fair Isaac Corporation (“Fico Scores”) of 620 or less among other factors including income and its source, nature and location of collateral, loan-to-value and other guarantees, if any). Near prime or “Band C” lending policies and procedures do not differ from our general residential mortgages and consumer lending policies and procedures to other customers. The concentration of residential mortgages loans of the Bank are presented in the followings tables:

	September 30, 2008
	First	Second	Consumer	Other	Total	Vintage	Non-performing	% of
	mortgage	mortgage	mortgage	mortgage	Mortgage	% of total	loans	total loans
	(Dollars in thousands)
Vintage:
2008	$79,614	$1,346	$—	$—	$80,960	3%	$—	0.00%
2007	260,036	3,374		—	263,410	10%	2,167	0.82%
2006	585,678	4,446	37	610	590,771	23%	23,669	4.01%
2005	614,449	648	—	—	615,097	24%	19,771	3.21%
2004	447,376	520		—	447,896	18%	14,729	3.29%
2003 and earlier	556,826	1,634	65	293	558,818	22%	18,024	3.23%

Sub- Total	$2,543,979	$11,968	$102	$903	2,556,952	100%	$78,360	3.06%

	December 31, 2007
	First	Second	Consumer	Other	Total	Vintage	Non-performing	% of
	mortgage	mortgage	mortgage	mortgage	Mortgage	% of total	loans	total loans
	(Dollars in thousands)
Vintage:
2007	$225,340	$2,931	$—	$—	$228,271	9%	$—	0.00%
2006	588,575	5,258	52	—	593,885	23%	8,696	1.46%
2005	633,798	869	—	—	634,667	25%	15,918	2.51%
2004	473,550	532		21	474,103	19%	11,751	2.48%
2003 and earlier	605,350	1,758	131	1,646	608,885	24%	15,644	2.57%

Total	$2,526,613	$11,348	$183	$1,667	2,539,811	100%	$52,009	2.05%

The Corporation originates mortgage loans through three main channels: retail sales force, licensed real estate brokers and purchases from third parties. The production originated through the retail sales force represent 46% and 48% of the total mortgage originations for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. The Corporation performed strict quality control reviews of third party originated loans, which represented 55% for the nine-month period ended September 30, 2008 and 52% of the total originated mortgage portfolio for the year ended December 31, 2007. The Corporation offered fixed rate first and second mortgages which are almost entirely secured by a primary residence for the purpose of purchase money, refinance, debt consolidation, or home equity loans. Residential real estate mortgages of banking operations represent approximately 38% and 35% of total gross loans at September 30, 2008 and December 31, 2007, respectively. As of September 30, 2008 and December 31, 2007, the first mortgage portfolio totaled approximately $2.5 billion while the second mortgage portfolio was approximately $12 million for both periods from banking operations..
The Corporation has not originated option adjustable-rate mortgage products (option ARMs) or variable-rate mortgage products with fixed payment amounts, commonly referred to within the financial services industry as negative amortizing mortgage loans, as the Corporation believes these products rarely provide a benefit to our customers. The interest rates impact the amount and timing of origination and servicing fees because consumer demand for new mortgages and the level of refinancing activity are sensitive to changes in mortgage interest rates. The ARMs currently outstanding in the residential mortgage portfolio came from previous acquisitions made by the Corporation. The Corporation also mitigated its credit risk in its residential mortgage loan portfolio through sales and securitizations transactions.
The mortgage real estate loans in the Corporation’s consumer finance subsidiary Santander Financial Services, Inc. (“Island Finance”) are presented in the followings tables:

	September 30, 2008
	First	Second	ARM	Total	Vintage	Non-performing	% of
	mortgage	mortgage	mortgage	Mortgage*	% of total	loans	total loans
	(Dollars in thousands)
Vintage:
2008	$28,158	$670	$—	$28,828	18%	$—	0.00%
2007	29,088	1,549	1,285	31,922	19%	533	1.67%
2006	13,864	1,263	22,987	38,114	22%	2,500	6.56%
2005	12,579	1,261	20,735	34,575	20%	3,792	10.97%
2004	12,210	3,287	—	15,497	9%	1,937	12.50%
2003 and earlier	14,440	6,654	—	21,094	12%	2,649	12.56%

Total	$110,339	$14,684	$45,007	$170,030	100%	$11,411	6.71%

*	Net of unearned finance charges and deferred income/cost

	December 31, 2007
	First	Second	ARM	Total	Vintage	Non-performing	% of
	mortgage	mortgage	mortgage	Mortgage*	% of total	loans	total loans
	(Dollars in thousands)
Vintage:
2007	$32,007	$1,859	$1,354	$35,220	22%	$24	0.07%
2006	15,965	1,424	25,771	43,160	27%	1,634	3.79%
2005	14,434	1,556	23,445	39,435	24%	3,405	8.63%
2004	13,898	3,960	—	17,858	11%	2,319	12.99%
2003 and earlier	17,530	7,982	—	25,512	16%	3,449	13.52%

Total	$93,834	$16,781	$50,570	$161,185	100%	$10,831	6.72%

*	Net of unearned finance charges and deferred income/cost
The Corporation originates loans to near prime or “Band C” borrowers (customers with Fair Isaac Corporation (“FICO”) scores of 620 or less among other factors, including level of income and its source, loan-to-value (LTV), other guarantees and banking relationships and nature and location of collateral, if any,) mainly through Island Finance and to a lesser extent at the Bank. The following table provides information on the Corporation’s residential mortgage and consumer installments loans exposure from banking operations and consumer finance business, including near prime or “Band C” loans at September 30, 2008 and December 31, 2007.

	September 30, 2008
	“BAND A”	Avg.	“BAND B”	Avg.	“BAND C”	Avg.	Total	Avg.
	FICO>=660	LTV	FICO>620 and <660	LTV	FICO<=620	LTV	Loans	LTV
	(Dollars in thousands)
Mortgage Loan Portfolio:
Banking Operations	$1,976,059	80%	$312,006	81%	$268,887	77%	$2,556,952	80%
Consumer Finance	65,302	61%	42,794	62%	61,934	61%	170,030	61%

	$2,041,361		$354,800		$330,821		$2,726,982

Consumer Installment Loans*:
Banking Operations	$483,802	n/a	$48,872	n/a	$61,852	n/a	$594,526	n/a
Consumer Finance	176,414	n/a	125,353	n/a	119,638	n/a	421,405	n/a

	$660,216		$174,225		$181,490		$1,015,931

*	Net of unearned finance charges and deferred income/cost

	December 31, 2007
	“BAND A”	Avg.	“BAND B”	Avg.	“BAND C”	Avg.	Total	Avg.
	FICO>=660	LTV	FICO>620 and <660	LTV	FICO<=620	LTV	Loans	LTV
	(Dollars in thousands)
Mortgage Loan portfolio:
Banking Operations	$1,901,808	81%	$309,770	82%	$328,173	80%	$2,539,811	81%
Consumer Finance	56,535	58%	40,389	60%	64,261	57%	161,185	58%

	$1,956,950		$349,730		$394,316		$2,700,996

Consumer Installment Loans*:
Banking Operations	$510,844	n/a	$54,943	n/a	$75,806	n/a	$641,593	n/a
Consumer Finance	178,745	n/a	130,202	n/a	140,981	n/a	449,928	n/a

	$689,589		$185,145		$216,787		$1,091,521

*	Net of unearned finance charges and deferred income/cost
At September 30, 2008, residential mortgage portfolio categorized as near prime or “Band C” loans was approximately $269 million and $62 million for banking operations and consumer finance business, respectively, a 10% and 36% of its total residential mortgage portfolio, respectively. The mortgage loan amounts reported in “Band C” as of September 30, 2008 includes $6.1 million or 2.2% of originated loans during the year for banking operations and $7.0 million or 11.2% for consumer finance portfolio. At December 31, 2007 residential mortgage portfolio categorized as near prime or “Band C” loans was approximately $328 million and $64 million for banking operations and consumer finance portfolios, respectively, a 13% and 40% of its total residential mortgage portfolio, respectively. The amounts reported in “Band C” as of December 31, 2007 includes $17.2 million or 5.3% of originated loans during the year for banking operations and $8.0 million or 12.4% for consumer finance portfolio. The Corporation’s risk management considers a “FICO” credit score, an indicator of credit rating and credit profile, and loan-to value ratios, the proportional lending exposure relative to property value, as a key determinant of credit performance. The average FICO score for the residential mortgage portfolio of banking operations, as of September 30, 2008 and December 31, 2007 was 706 and 697, respectively and an average LTV of 80% as compared to 81% in 2007. For its consumer finance business residential mortgages, average FICO score, as of September 30, 2008 and December 31, 2007 was 644 and 641, respectively and an average LTV of 61% in 2008 as compared to 58% in 2007. The actual rates of delinquencies, foreclosures and losses on these loans could be higher than anticipated during economic slowdowns.
Residential mortgage loan origination for banking operations was $294.3 million for the nine months ended September 30, 2008 and $562.4 million for the year ended December 31, 2007. The Corporation sold and securitized $160.8 million and $298.6 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively to unaffiliated third parties. Within the sales and securitizations numbers mentioned above, the Corporation sold and securitized $8.8 million and $12.9 million of near prime or “Band C” loans for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively.
The Corporation added strength to the control over its credit activities and does not pursue near prime or “Band C” residential mortgage and consumer installment as a core product of its lending activities. Under the Corporation’s Loss Mitigation Policy (“LMP”), we evaluate, several alternatives for identifying near prime or “Band C” residential mortgage loan borrowers who are at risk of default in order to design and offer loan mitigation strategies, including repayment plans and loan modifications to such borrowers. The objective of the Loss Mitigation Policy is to document the approach to loss mitigation manage and reduce the risk of loss for the consumer and mortgage portfolios and takes into consideration the current stress that consumer and mortgage borrowers are facing in Puerto Rico. The Corporation’s strategy is to maximize the recovery from delinquent and past due consumer and mortgage loans by actively working with borrowers to develop repayment plans that avoid foreclosure or other legal remedies.

The policy applies to the Corporation’s consumer lending business, including personal loans, credit cards and credit lines and mortgage business including conforming, guaranteed & insured mortgages and non-conforming mortgages. Loss mitigation, where applicable, is intended to benefit both the Corporation and the borrower. The Corporation avoids a costly and time consuming foreclosure process while the borrower maintains ownership of his/her home. The Loss Mitigation Policy describes the Corporation’s approach to identifying borrowers with higher risk of default, assessing their ability to pay taking into account various factors, including debt to income ratios; assessing the likelihood of default; explore loss mitigation techniques that might avoid foreclose or other legal remedies and ensuring compliance with the appropriate regulations and policies of each regulatory or investment agency

EXHIBIT 3
The number of positions, fair value and unrealized losses at September 30, 2008 and December 31, 2007, of investment securities available for sale that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, are as follows:

	September 30, 2008
	Less than 12 months			12 months or more			Total
	Number			Number			Number
	of	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized
	Positions	Value	Losses	Positions	Value	Losses	Positions	Value	Losses
	(Dollars in thousands)
Treasury and agencies of the United States Government	1	$2,227	$1	—	$—	$—	1	$2,227	$1
Commonwealth of Puerto Rico and its subdivisions	11	19,277	290	14	22,483	502	25	41,760	792
Mortgage-backed securities	14	176,959	2,038	16	305,156	8,369	30	482,115	10,407

	26	$198,463	$2,329	30	$327,639	$8,871	56	$526,102	$11,200

	December 31, 2007
	Less than 12 months			12 months or more			Total
	Number			Number			Number
	of	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized
	Positions	Value	Losses	Positions	Value	Losses	Positions	Value	Losses
	(Dollars in thousands)
Treasury and agencies of the United States Government	5	$228,590	$57	4	$152,132	$360	9	$380,722	$417
Commonwealth of Puerto Rico and its subdivisions	1	9,162	118	18	30,420	632	19	39,582	750
Mortgage-backed securities	—	—	—	31	545,182	11,350	31	545,182	11,350

	6	$237,752	$175	53	$727,734	$12,342	59	$965,486	$12,517

EXHIBIT 4
The following table reflects the components of other intangible assets subject to amortization at September 30, 2008 and December 31, 2007:

	September 30, 2008
	Gross	Accumulated		Carrying
	Amount	Amortization	Impairment	Amount
	(Dollars in thousands)
Commercial Banking - Mortgage-servicing rights	$17,671	$7,624	$—	$10,047
Wealth Management - Advisory-servicing rights	3,050	1,707	—	1,343
Consumer Finance:
Trade name	23,700	—	5,400	18,300
Non-compete agreements	5,300	3,106	1,944	250

	$49,721	$12,437	$7,344	$29,940

	December 31, 2007
	Gross	Accumulated		Carrying
	Amount	Amortization	Impairment	Amount
	(Dollars in thousands)
Commercial Banking - Mortgage-servicing rights	$15,670	$6,039	$—	$9,631
Wealth Management - Advisory-servicing rights	3,050	1,478	—	1,572
Consumer Finance:
Trade name	23,700	—	5,400	18,300
Customer relationships	10,600	1,413	9,187	—
Non-compete agreements	5,300	2,656	1,944	700

	$58,320	$11,586	$16,531	$30,203